FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of MAY, 2002

BUFFALO DIAMONDS LTD. (File #: 0-30150)
(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9
(Address of principal executive offices)

Attachments:

1. News release dated May 3, 2002,
2. News release dated May 10, 2002,
3. Audited Financial Statements and Information Circular,
4. Interim Financial Statements for the Period ended March 31, 2002.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No __X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

BUFFALO DIAMONDS LTD.
(Registrant)

Date: June 4, 2002

By: ____________________
James G. Stewart

Its: Secretary
(Title)

BUFFALO DIAMONDS LTD.

Suite 2000, 1055 West Hastings St., Vancouver, B.C., Canada V6E 2E9
Phone: 604-331-8772 Fax: 604-331-8773

May 3, 2002 Trading Symbol: TSXVenture - YBU.U

NEWS RELEASE

Buffalo Diamonds Ltd. ("**Buffalo**") reports that Dr. Tetsuo Yoshida has resigned as a director of the Company.

On behalf of the Board of Directors of
BUFFALO DIAMONDS LTD.

J.G. Stewart,
Director

BUFFALO DIAMONDS LTD.

Suite 2000, 1055 West Hastings St., Vancouver, B.C., Canada V6E 2E9
Phone: 604-331-8772 Fax: 604-331-8773

May 10, 2002

Trading Symbol: TSXVenture - YBU.U

NEWS RELEASE

Buffalo Diamonds Ltd. ("**Buffalo**") is pleased to report that its private placement announced on April 5, 2002 of 2,000,000 units at a price of $0.05 per unit closed today.

Buffalo is also pleased to report that James Bonyai and Dwayne Lashyn have been appointed as directors of **Buffalo** and, subject to regulatory approval, granted incentive stock options to directors of **Buffalo** entitling the purchase of up to 300,000 shares of **Buffalo** at a price of C$0.10 at any time up to and including May 10, 2007.

On behalf of the Board of Directors of
BUFFALO DIAMONDS LTD.

Raymond Haimila

Raymond Haimila,
President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.

BUFFALO DIAMONDS LTD.

Suite 2000, 1055 West Hastings Street
Vancouver, B. C., Canada V6E 2E9
Phone: 604-331-8772 Fax: 604-331-8773

INSTRUMENT OF PROXY

THIS PROXY IS SOLICITED BY MANAGEMENT AND WILL BE USED AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON FRIDAY, JUNE 21, 2002

The undersigned shareholder of Buffalo Diamonds Ltd. (the "Corporation"), or his attorney authorized in writing, hereby nominates, constitutes and appoints **Raymond Haimila, the President and a director of the Corporation, or failing him, James G. Stewart, the Secretary of the Corporation, or in the place and stead of the foregoing, ____________________, the true and lawful attorney and proxy of the undersigned with full power of substitution to attend**, and vote in respect of all shares held by the undersigned at the Annual Meeting of the Shareholders of the Corporation, to be held at the offices of Buffalo Diamonds Ltd., Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, British Columbia V6E 2E9, on June 21, 2002 at 10:00 a.m. (Vancouver time) and any adjournments thereof, unless and until the undersigned is present in person at the Meeting or any adjournment or adjournments thereof, and without limiting the general authorization and power herein given, to vote on behalf of the undersigned in the following manner, **OR IF NO CHOICE IS SPECIFIED, THEN THE VOTE WILL BE IN FAVOUR OF THE RESOLUTION**:

1. **FOR [ ] OR WITHHOLD FROM VOTING [ ]** with respect to the appointment of the auditors of the Corporation for the ensuing year, at a remuneration to be set by the directors, all as more particularly described in the accompanying Information Circular of the Corporation.

2. **FOR [ ] OR AGAINST [ ]** in respect of fixing the number of directors of the Corporation, all as more particularly described in the accompanying Information Circular of the Corporation.

3. **FOR [ ] OR WITHHOLD FROM VOTING [ ]** in respect of management's nominees for directors, all as more particularly described in the accompanying Information Circular of the Corporation.

4. **FOR [ ] OR AGAINST [ ]** in respect of ratifying and approving the granting and repricing of stock options to insiders, all as more particularly described in the accompanying Information Circular of the Corporation.

5. Upon any amendment or variation of the above matters or matters properly brought before the Meeting or any adjournment(s) thereof in such manner as such proxyholder in his sole discretion may determine.

I revoke any former proxy previously given.

DATED THIS _____ DAY OF ________________________, 2002.

Signature of Shareholder or his attorney authorized in writing

PLEASE PRINT

NAME:

NUMBER OF SHARES HELD:

NOTES:

1. If any amendments to or variations of matters identified in the Notice of Meeting are proposed at the Meeting or if any other matters properly come before the Meeting, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the persons voting this proxy at the Meeting.

2. If the shareholder is a corporation, this proxy must be signed by an officer or attorney thereof duly authorized.

3. This proxy must be dated and the signature of the shareholder should be exactly the same as the name in which the shares are registered. If this proxy is not dated, it shall be deemed to be dated on the day on which it is mailed.

4. Persons signing as executors, administrators, trustees, etc. should so indicate. **Only shareholders of record on May 13, 2002** who either personally attend at the Meeting or who complete and deliver a form of proxy in the manner and subject to the provisions set out under the heading "Appointment and Revocation of Proxies" in the Information Circular of the Corporation dated May 13, 2002 will be entitled to vote or have their shares voted at the Meeting unless a shareholder has transferred ownership of any of his shares after such date and the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he owns the shares and demands, not later than 10 days before the Meeting that his name be included in the shareholders list before the Meeting.

5. The Proxy must be deposited at Computershare Trust Company of Canada, the Transfer Agent of the Company, Stock Transfer Services Division, at 510 Burrard Street, Vancouver, British Columbia V6C 3B9 **no later than 10:00 o'clock in the forenoon on June 19, 2002.**

6. A Shareholder has the right to appoint a proxyholder (who need not be a Shareholder) to attend and act for him on his behalf at the Meeting other than the persons designated above. To exercise this right, the shareholder may insert the name of the desired person in the blank space provided above and strike out the other names or may complete another appropriate proxy and in either case, should deliver the completed proxy to the Chairman of the Meeting.

In accordance with National Policy Statement No. 41 "Shareholder Communication", both registered shareholders and non-registered (beneficial) shareholders may request annually that their names be added to an issuer's supplemental mailing list in order to receive certain interim financial statements. If you wish to receive such statements, please complete and return this form to the Corporation's registrar and transfer agent:

Computershare Trust Company of Canada
Stock Transfer Services
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9

SUPPLEMENTARY MAIL LIST

RETURN CARD

RE: BUFFALO DIAMONDS LTD.

The undersigned certifies the undersigned is the owner of securities of Buffalo Diamonds Ltd. and requests that the undersigned be placed on the Supplementary Mailing List of Buffalo Diamonds Ltd. for its interim financial statements.

Dated: ______________________________

____
Name

____
Address

____

____
Signature

____
Name and Title of Person Signing
if Different from Name Above

BUFFALO DIAMONDS LTD

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

INFORMATION CIRCULAR

- and -

AUDITED FINANCIAL STATEMENTS
December 31, 2001, 2000 and 1999

BUFFALO DIAMONDS LTD.

May 13, 2002

Suite 2000 · Guinness Tower · 1055 West Hastings · Vancouver · BC · Canada · V6E 2E9 · Tel 604.331.8772 · Fax 604.331.8773

BUFFALO DIAMONDS LTD.

Suite 2000, 1055 West Hastings Street
Vancouver, B. C., Canada V6E 2E9
Phone: 604-331-8772 Fax: 604-331-8773

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 21, 2002

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the "Meeting") of the holders of the common shares ("Common Shares") of Buffalo Diamonds Ltd. (the "Corporation" or "Buffalo") will be held at the offices of Buffalo Diamonds Ltd., located at Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, British Columbia V6E 2E9, on June 21, 2002, at 10:00 a.m. (Vancouver time) for the purpose of:

1. Receiving and considering the Financial Statements for the fiscal year ended December 31, 2001 and Report of the Auditors thereon (copies of which are attached to the Information Circular, Schedule "A");

2. Appointing auditors for the ensuing year and to authorize the Board of Directors to fix the remuneration to be paid to the auditors;

3. Considering and, if thought fit, pass the resolution fixing the number of directors at five (5) and to authorize the Board of Directors to increase or decrease the number of directors within the minimum and maximum provided in the Corporation's Articles;

4. Electing the directors for the ensuing year;

5. To ratify and approve any existing stock options granted to insiders, otherwise than pursuant to prior shareholder authorization, and to ratify and approve the renegotiation of any existing stock options to insiders, all at such price or prices and upon such terms as may be acceptable to the TSX Venture Exchange.

6. To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

Shareholders who are unable to attend the Meeting in person are requested to date, sign and return the accompanying Instrument of Proxy, or other appropriate form of proxy in accordance with the instructions set forth in the accompanying Information Circular. An

Instrument of Proxy will not be valid unless it is deposited at the offices of Computershare Trust Company of Canada, Stock Transfer Services Division, 510 Burrard Street, Vancouver, British Columbia V6C 3B9, not less than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the Province of British Columbia) before the time of the Meeting, or any adjournment thereof, or unless it is delivered to the Chairman of the Meeting at the Meeting, or any adjournment thereof. A person appointed as proxy need not be a Shareholder of the Corporation.

Only holders of Common Shares of record as of the close of business on May 13, 2002, are entitled to receive notice of the Meeting.

DATED at Vancouver, British Columbia, this 13th day of May, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

Raymond Haimila, President and Chief Executive Officer

BUFFALO DIAMONDS LTD.

Suite 2000, 1055 West Hastings Street
Vancouver, B.C., Canada V6E 2E9
Phone: 604-331-8772 Fax: 604-331-8773

ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 21, 2002

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Buffalo Diamonds Ltd. (the "Corporation" or "Buffalo") for use at the Annual General Meeting (the "Meeting") of the Shareholders of the Corporation to be held on June 21, 2002, at the hour of 10:00 o'clock in the forenoon, Vancouver time, and at any adjournments thereof for the purposes set out in the accompanying Notice of Meeting. Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone by directors or officers of the Corporation. The cost of any such solicitation will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

An instrument appointing a proxy shall be in writing and shall be executed by the Shareholder or his attorney authorized in writing or, if the Shareholder is a corporation, by an officer or attorney thereof duly authorized.

The persons named in the Instrument of Proxy accompanying this Information Circular are officers and directors of the Corporation. A Shareholder submitting an Instrument of Proxy shall have the right to appoint a person to represent the Shareholder at the Meeting other than the person or persons designated in the Instrument of Proxy furnished by the Corporation. To exercise this right, the Shareholder must either insert the name of the desired representative in the blank space provided in the Instrument of Proxy and strike out the other names or submit another proper form of proxy. An Instrument of Proxy will not be valid unless it is deposited at the offices of Computershare Trust Company of Canada –formerly Montreal Trust Company of Canada– ("Computershare"), Stock Transfer Services Division, 510 Burrard Street, Vancouver, British Columbia V6C 3B9, not less than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the Province of British Columbia) before the time of the Meeting, or any adjournment thereof.

A person giving a proxy has the power to revoke it. In addition to revocation in any other manner permitted by law, an Instrument of Proxy may be revoked by instrument in writing executed by the Shareholder or by his attorney authorized in writing or, if the Shareholder is a corporation, by an officer or attorney duly authorized, and delivered to the offices of Computershare Trust Company of Canada, Stock Transfer Services Division, 510 Burrard Street, Vancouver, British Columbia V6C 3B9, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which such Instrument of Proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deliveries, the Instrument of Proxy shall be revoked.

EXERCISE OF DISCRETION BY PROXY

The persons named in the enclosed Instrument of Proxy will vote the shares in respect of which they are appointed in accordance with the direction of the Shareholder appointing them. **In the absence of such direction, such shares will be voted in favour of the matters referred to in the accompanying Notice of Meeting.**

The enclosed Instrument of Proxy confers discretionary authority on the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. As at the date of this Information Circular, management of the Corporation knows of no amendments, variations or other matters to come before the Meeting, other than those matters referred to in the Notice of Meeting.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to a substantial number of shareholders who do not hold their Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to in this section as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in such shareholder's name on the records of the Corporation. Such shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities), which company acts as a nominee for many Canadian brokerage firms). Voting Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Corporation do not know for whose benefit the Common Shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholder's meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Corporation to the registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("IICC"). IICC typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to IICC. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. **A Beneficial Shareholder receiving a proxy with an IICC sticker on it cannot use that proxy to vote Common Shares directly at the Meeting - the proxy must be returned to IICC well in advance of the Meeting in order to have the Common Shares voted.**

THE CORPORATION

Buffalo's principal office is located at Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, British Columbia V6E 2E9, and its registered office is located at Suite 1400, 700 Second Street S.W., Calgary, Alberta T2P 4V5. The Common Shares are listed on the TSX Venture Exchange (trading symbol "TSX-YBU.U"). **The information given herein is as of May 13, 2002, unless otherwise specified.**

DESCRIPTION OF SHARE CAPITAL

The authorized capital of Buffalo currently consists of an unlimited number of Common Shares, without par value. As of May 13, 2002 there were 21,869,294 Common Shares issued and outstanding and 3,464,278 Common Shares reserved for issuance pursuant to stock options and other convertible securities that have been granted.

Common Shares

The Common Shares each carry the right to one vote at all meetings of the shareholders of Buffalo.

The holders of Common Shares are entitled to participate in the profits of Buffalo as the directors may determine from time to time. In the event of the liquidation, dissolution or winding-up of Buffalo, the holders of Common Shares are entitled to receive the remaining property of Buffalo equally.

VOTING SHARES AND QUORUM

As of May 13, 2002, there were 21,869,294 Common Shares issued and outstanding, each carrying the right to one vote per share. Only Shareholders registered on May 13, 2002 (the "Record Date") are entitled to receive notice of and to vote at the Meeting unless after that date a shareholder of record transfers his shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he owns the shares, demands not later than ten (10) days before the Meeting that the transferee's name be included in the list of Shareholders entitled to vote, in which case such transferee is entitled to vote such shares at the Meeting.

The By-Laws of the Corporation provide that a quorum of Shareholders shall be constituted if at least two (2) persons holding at least one twentieth (1/20) of shares issued are represented either in person or as the duly appointed nominee or proxy of a shareholder at the Meeting. A quorum must be present at the opening of the Meeting for transaction of business but does not have to be sustained throughout the Meeting.

PRINCIPAL HOLDERS OF VOTING SECURITIES

To the knowledge of the directors and senior officers of Buffalo, as at the date hereof, there are no persons or companies who beneficially own, directly or indirectly, more than ten percent (10%) of the voting rights of the outstanding securities of the Corporation.

As of the date of this Information Circular, the officers and directors of Buffalo, as a group, beneficially owned directly or indirectly (excluding any shares held by spouses) approximately 3.95% of the issued and outstanding Common Shares and options warrants to purchase an aggregate of 863,100 additional Common Shares.

CORPORATE GOVERNANCE

The Board of Directors of the Corporation believes that sound corporate governance practices are essential to the effectiveness of the Corporation and its shareholders, and that these practices should be reviewed regularly to ensure that they are appropriate. A description of the Corporation's corporate governance practices follows.

Mandate of the Board

The Corporation's Board of Directors has ultimate responsibility for the management of the Corporation. The Board of Directors discharges its responsibilities directly and through its two executive officers (the "Named Executive Officers"), all of whom are members of the Board. At meetings of the Board, members receive and discuss reports on the operations of the Corporation, industry conditions, strategic plans, financial position, and any specifics of major transactions that are contemplated.

Board Composition

The Board is composed of five (5) members. The Board believes that two (2) directors are "unrelated directors" and the remainder are "related directors". Within the meaning of the TSX Report, an unrelated director is a director who is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding.

Proportionate Representation

Within the meaning of the TSX Report, the Corporation does not have a "significant shareholder".

Board Committees

Currently the Corporation has one committee: the Audit Committee

Audit Committee

The Audit Committee is composed of one related and two unrelated directors. The Audit Committee is responsible for reviewing the Corporation's financial reporting procedures, internal controls and the performance of the Corporation's external auditors. Its members are: James Bonyai, Dwayne Lashyn and James Stewart.

Decisions Requiring Board Approval

In addition to those matters which must by law be approved by the Board, management seeks Board approval for any disposition or expenditure that constitutes a material transaction. Management is also expected to consult with the Board before entering into any venture which is outside of the Corporation's existing businesses or areas of expertise.

Changes in senior management are to be approved by the Board.

STATEMENT OF EXECUTIVE COMPENSATION

The following tables summarize the total compensation received by the Named Executive Officers of Buffalo for the fiscal year specified.

Summary Compensation Table

Name and Principal Person	Year	Salary (gross)	Bonus	Stock Options	Other Compensation
Raymond Haimila	2001	nil	nil	nil	nil
President	2000	$ 48,000	nil	nil	nil
	1999	$ 48,000	nil	61,095	nil
Chet Idziszek [1]	2001	nil	nil	nil	nil
Former President	2000	nil	nil	nil	nil
	1999	nil	nil	61,095	$ 17,500
James G. Stewart	2001	nil	nil	nil	nil
C.F.O. & Secretary	2000	nil	nil	nil	$ 32,750 [2]
	1999	nil	nil	81,095	$ 52,175

(1) Chet Idziszek resigned February 25, 2002, as President of the Corporation.

(2) J. G. Stewart Law Corporation Ltd., a Company owned by James Stewart, received from Buffalo Diamonds Ltd. compensation for professional services rendered, inclusive of disbursements and exclusive of taxes, during the fiscal years of 2000 and 1999.

Stock Options Granted During The Most Recently Completed Financial Year

No stock options were granted during the fiscal year ended December 31, 2001 to the Named Executive Officers.

Aggregated Option Exercises During 2001 and 2001 Option Values

The following table and notes thereto set forth information respecting options exercised by the Named Executive Officers during the fiscal year ended December 31, 2001 and the numbers and accrued value of unexercised stock options held by such officers as at December 31, 2001.

Name	Shares Acquired on Exercise (#)	Aggregate Value Realized[1] ($)	Unexercised Options at December 31, 2001	Value of Unexercised In-The-Money Options at December 31, 2001 [2] (Cdh. $)
Raymond Haimila	nil	nil	286,095	nil
Chet Idziszek	nil	nil	206,095	nil
James G. Stewart	nil	nil	206,095	nil

Notes:

(1) Aggregate value realized has been calculated based upon the difference between the exercise price and the closing price of the Common Shares on the TSX Venture Exchange on the date of exercise multiplied by the number of Common Shares acquired upon exercise of the relevant options.

(2) Value of Unexercised In-The-Money Options has been calculated based upon the difference between the exercise price and the closing price of the Common Shares on the TSX Venture Exchange on December 31, 2001.

Compensation of Directors

The Corporation has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year or subsequently up to and including the date of this Information Circular, except that directors are compensated for their actual expenses incurred in pursuance of their duties as directors and certain directors may be compensated for services rendered as consultants or experts.

No stock options were granted during the fiscal year ended December 31, 2001 to the directors who are not Executive Officers of the Corporation.

The following table sets forth details of all exercises of stock options during the fiscal year ended December 31, 2001 by directors who are not Named Executive Officers of the Corporation, and the fiscal year-end value of unexercised options on an aggregated basis:

Name	Shares Acquired on Exercise (#)	Aggregate Value Realized[1] ($)	Unexercised Options at December 31, 2001	Value of Unexercised In-The-Money Options at December 31, 2001 [2] (Cdh. $)
Douglas Turnbull	nil	nil	70,910	nil
Tetsuo Yoshida[3]	nil	nil	206,095	nil

Notes:

(1) Aggregate value realized has been calculated based upon the difference between the exercise price and the closing price of the Common Shares on the TSX Venture Exchange on the date of exercise multiplied by the number of Common Shares acquired upon exercise of the relevant options.

(2) Value of Unexercised In-The-Money Options has been calculated based upon the difference between the exercise price and the closing price of the Common Shares on the TSX Venture Exchange on December 31, 2001.

(3) Dr. Tetsuo Yoshida resigned as Director of the Corporation on May 2, 2002.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No director, proposed director, senior officer, nor any of their respective associates or affiliates is or has been at any time since the date of incorporation indebted to the Corporation nor have any of the above been the subject of any guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, the management of the Corporation is not aware of any material interest, direct or indirect, of any director, proposed director, senior officer of any associate or affiliate of any of the foregoing persons, in any matter to be acted upon.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set forth in this Information Circular, the management of the Corporation is not aware of any material interest, direct or indirect, of any insider of the Corporation, any nominee for election as a director of the Corporation or any associate or affiliate of any such person in any transaction since the date of incorporation, or in any proposed transaction, that has materially affected or would materially affect the Corporation.

DIVIDEND RECORD AND POLICY

The Corporation has not paid any dividends on its issued and outstanding Common Shares to date and does not intend to pay dividends on such shares in the foreseeable future.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The current auditor of the Corporation, PricewaterhouseCoopers LLP, Chartered Accountants, 609 Granville Street, Suite 400, Vancouver, British Columbia V7Y 1L3, was appointed on December 1, 1998.

Computershare Trust Company of Canada is the transfer agent and registrar for the Common Shares at its principal offices in Vancouver, 510 Burrard Street, Vancouver, British Columbia V6C 3B9.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Corporation's Directors, the only matters to be placed before the Meeting are those set forth in the accompanying Notice of Meeting, i.e.:

1. FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation for the fiscal year ended December 31, 2001 (attached to this Information Circular as Schedule "A") will be given consideration at the Meeting.

2. APPOINTMENT OF AUDITOR

At the Meeting, the shareholders will be asked to appoint an auditor to serve until the close of the next annual meeting of shareholders of the Corporation, and to authorize the directors to fix their remuneration. PricewaterhouseCoopers LLP, Chartered Accountants, were appointed auditors on December 1, 1998.

Unless otherwise specified, the persons named in the enclosed form of proxy will vote for the appointment of PricewaterhouseCoopers LLP Chartered Accountants, Vancouver, British Columbia, as auditor of the Corporation to hold office until the next annual meeting of shareholders or until their successor is appointed and to authorize the directors to fix their remuneration.

ALL PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOUR OF THE ELECTION OF PRICEWATERHOUSECOOPERS LLP, CHARTERED ACCOUNTANTS, AS AUDITOR FOR THE ENSUING YEAR UNLESS THE PROXIES ARE DIRECTED TO BE WITHHELD ON THE VOTING FOR AUDITOR.

3. FIXING THE NUMBER OF DIRECTORS

The Articles of the Corporation state that the Corporation may have a minimum of three (3) and a maximum of ten (10) directors, with the number of directors between the minimum and maximum to be fixed by the shareholders.

The Shareholders will be asked to consider, and if thought fit, to pass the following resolution.

> **"BE IT RESOLVED THAT the number of directors of the Corporation be and same is hereby fixed at five (5) directors until such time as the directors determine by resolution to increase or decrease that number in accordance with the Corporation's Articles".**

4. ELECTION OF DIRECTORS

The board of directors presently consists of five (5) directors, all of whom are elected annually. Each of the directors, unless re-elected, shall retire from office at the end of the Meeting.

It is proposed that the persons below will be nominated at the Meeting. **IT IS THE INTENTION OF THE MANAGEMENT DESIGNEES, IF NAMED AS PROXY, TO VOTE FOR THE ELECTION OF**

SAID PERSONS TO THE BOARD OF DIRECTORS. MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF SUCH NOMINEES WILL NOT BE ABLE TO SERVE AS DIRECTORS. IF, HOWEVER, FOR ANY REASON ANY OF THE PROPOSED NOMINEES DO NOT STAND FOR ELECTION OR ARE UNABLE TO SERVE AS DIRECTORS, PROXIES IN FAVOUR OF MANAGEMENT DESIGNEES WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN HIS OR HER PROXY THAT HIS SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

Each director elected will hold office until the next annual general meeting of shareholders or until his successor is duly elected or appointed pursuant to the By-Laws of the Corporation.

Name, Position and Municipality of Residence(1)	Principal Occupation During the Past 5 Years (1)	Director Since	Number of Common Shares (2)
Raymond Haimila Vancouver, British Columbia Director and President	Self-employed prospector	Since Amalgamation Date (Dec. 1, 1998)	948,398
James G. Stewart Vancouver, British Columbia Director , C.F.O and Secretary Member of Audit Committee	Lawyer; General Counsel of Adrian Resources Ltd. until June 2000	Nov. 2, 1999	132,383
James Bonyai Calgary, Alberta Director Member of Audit Committee	C.F.O. and V.P. Finance of Komex Environmental Ltd.	May 10, 2002	217,793
Dwayne Lashyn Calgary, Alberta Director Member of Audit Committee	C.A., Vice President, Quantico Capital Corp.	May 10, 2002	194,141
Douglas Turnbull Coquitlam, British Columbia Director	Geological Consultant, President, Lakehead Geological Services Inc.	June 21, 2001	10,000

Notes:

(1) The information as to country of residence and principal occupation, not being within the knowledge of the Corporation, has been furnished by the respective directors or officers individually.

(2) The information as to shares beneficially owned or over which a director or officer exercises control or direction, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.

5. STOCK OPTIONS

During the next year, the Corporation may grant additional stock options, subject to all necessary regulatory approvals. Under the current policy of the TSX Venture Exchange, member approval is not required for the grant of stock options if granted in accordance with the policy. However, such policy requires that any decrease in the exercise price of stock options held by insiders be approved by a majority of the members at the Meeting, excluding insiders and their associates (the "disinterested members"). Therefore, the disinterested members at the Meeting will be asked to authorize the directors in their discretion to amend stock options granted to insiders, subject to all necessary regulatory approvals.

For the purpose hereof, an "insider" is a director or senior officer of the Corporation, a director or senior officer of a company that is itself an insider or subsidiary of the Corporation, or a person whose control, or direct or indirect beneficial ownership, or a combination thereof, over securities of the Corporation extends to securities carrying more than 10% of the voting rights attached to all the Corporation's outstanding voting securities.

The number of shares under option from time to time and the exercise price of such options, and any amendments thereto, will be and have been determined by the Directors in accordance with the policies of the TSX Venture Exchange.

6. OTHER BUSINESS

Management of the Corporation has no knowledge, as at the date hereof, of any business other than that mentioned in the Notice of Meeting, to be presented for action by the Corporation at the Meeting. However, the Form of Proxy solicited hereunder confers upon the proxy holder the discretionary right to exercise the powers conferred thereunder upon any other matters and proposals that may properly come before the Meeting, or any adjournment or adjournments thereof.

Dated: May 13, 2002

CERTIFICATE OF THE CORPORATION

The foregoing contains no untrue statement of a material fact (as defined in the Securities Act (Alberta) and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Raymond Haimila
President & Chief Executive Officer

James G. Stewart
Chief Financial Officer

BCSC

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

Meeting the Form Requirements

BC Form 51-901 consists of three parts: Instructions to Schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901. A cover page to the schedules titled BC Form 51-901 that includes the issuer details and certificate is all that is required to meet the BC Form 51-901 requirements. The form of certificate should be amended so as to refer to one or more of the three schedules required to complete the report.

ISSUER DETAILS NAME OF ISSUER **BUFFALO DIAMONDS LTD.**			FOR QUARTER ENDED **2001/12/31**	DATE OF REPORT Y / M / D **2002/05/13**
ISSUER ADDRESS #2000 – 1055 West Hastings Street				
CITY Vancouver,	PROVINCE B.C.	POSTAL CODE V6E 2E9	ISSUER FAX No. (604)331-8773	ISSUER PHONE No. (604) 331-8772
CONTACT PERSON James G. Stewart		CONTACT'S POSITION Secretary		CONTACT PHONE No. (604) 331-8772
CONTACT EMAIL ADDRESS Jstewart@mine-tech.com		WEB SITE ADDRESS www.buffalodiamonds.com		

CERTIFICATE
The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y / M / D
[signature]	Raymond Haimila	2002/05/13
[signature]	James G. Stewart	2002/05/13

FIN 51-901F Rev 2001/3/20

SCHEDULE A

Buffalo Diamonds Ltd.

(an exploration stage company)

Financial Statements
December 31, 2001, 2000 and 1999
(expressed in Canadian dollars)

April 25, 2002

Management's Responsibility for Financial Reporting

The accompanying financial statements of the company have been prepared in accordance with accounting principles generally accepted in Canada, and contain estimates based on management's judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the company's auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The company's independent auditors, PricewaterhouseCoopers LLP, are appointed by shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the United States, and their report follows.

James G. Stewart
Secretary

Raymond Haimila
President

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
609 Granville Street, Suite 400
PO Box 10373 Pacific Centre
Vancouver, British Columbia
Canada V7Y 1L3
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

Independent Auditors' Report

To the Shareholders of
Buffalo Diamonds Ltd.

We have audited the balance sheets of **Buffalo Diamonds Ltd.** (an exploration stage company) as at December 31, 2001 and 2000 and the statements of loss and deficit and cash flows for each of the years ended December 31, 2001, 2000 and 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years ended December 31, 2001, 2000 and 1999 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, B.C., Canada
April 25, 2002
(except as to note 14(c), which is as of May 10, 2002)

Comments by the Auditors for U.S. Readers on Canada-U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in note 1 to the financial statements. Our report to the shareholders dated April 25, 2002, except as to note 14(c) which is as of May 10, 2002, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, B.C., Canada
April 25, 2002

Buffalo Diamonds Ltd.
(an exploration stage company)
Balance Sheets
As at December 31, 2001 and 2000

(expressed in Canadian dollars)

	2001 $	2000 $
Assets		
Current assets		
Cash and cash equivalents	556	1,924
Accounts receivable	27,202	21,491
Prepaid expense	3,857	3,857
	31,615	27,272
Fixed assets	18,096	24,102
Exploration properties and deferred costs (note 3)	3,036,919	2,990,589
	3,086,630	3,041,963
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities (notes 8(b) and 14(c))	347,318	330,936
Accounts payable to be settled with capital stock (note 14(b))	81,834	-
Amounts due to shareholders	6,272	6,272
	435,424	337,208
Shareholders' equity		
Capital stock (note 4)		
Authorized		
Unlimited common shares without par value		
Issued		
19,050,950 (2000 - 18,950,950) common shares	3,560,697	3,545,697
Deficit	(909,491)	(840,942)
	2,651,206	2,704,755
	3,086,630	3,041,963

Going concern (note 1)

Approved by the Board of Directors

Hamila Director

Director

The accompanying notes are an integral part of these financial statements.

Buffalo Diamonds Ltd.

(an exploration stage company)

Statements of Loss and Deficit

For the years ended December 31, 2001, 2000 and 1999

(expressed in Canadian dollars)

	2001 $	2000 $	1999 $
General and administrative expenses			
Aborted financing costs (note 9)	19,315	109,853	-
Depreciation	6,006	8,125	9,592
Filing fees	5,785	4,490	9,740
Interest and bank charges	6,863	2,027	530
Office, printing and telephone	2,711	15,829	26,452
Professional fees	20,074	70,002	135,488
Rent	-	10,000	60,000
Shareholder information	2,537	3,493	3,861
Transfer fees	3,648	8,851	15,396
Travel and promotion	1,662	28,384	58,677
Wages	-	34,317	49,137
	68,601	295,371	368,873
Other			
Interest income	52	2,569	20,103
Loss for the year	(68,549)	(292,802)	(348,770)
Deficit - Beginning of year	(840,942)	(548,140)	(199,370)
Deficit - End of year	(909,491)	(840,942)	(548,140)
Basic and diluted loss per share	(0.00)	(0.02)	(0.02)
Weighted average number of shares outstanding	19,021,087	17,192,160	15,312,158

The accompanying notes are an integral part of these financial statements.

Buffalo Diamonds Ltd.

(an exploration stage company)

Statements of Cash Flows

For the years ended December 31, 2001, 2000 and 1999

(expressed in Canadian dollars)

	2001 $	2000 $	1999 $
Cash flows from operating activities			
Loss for the year	(68,549)	(292,802)	(348,770)
Item not affecting cash - depreciation	6,006	8,125	9,592
Change in non-cash working capital items relating to operating activities			
Net increase in prepaid expense	-	(3,857)	-
Net decrease (increase) in accounts receivable	(5,711)	99,666	(15,689)
Net increase (decrease) in accounts payable and accrued liabilities	66,886	190,644	(144,487)
	(1,368)	1,776	(499,354)
Cash flows from financing activities			
Proceeds from issuance of capital stock	-	478,320	594,250
Proceeds from shares allotted not yet issued	-	-	74,300
	-	478,320	668,550
Cash flows used in investing activities			
Purchase of fixed assets	-	(629)	(22,884)
Expenditures on exploration properties	-	(546,545)	(1,152,329)
	-	(547,174)	(1,175,213)
Decrease in cash and cash equivalents	(1,368)	(67,078)	(1,006,017)
Cash and cash equivalents - Beginning of year	1,924	69,002	1,075,019
Cash and cash equivalents - End of year	556	1,924	69,002

Supplemental cash flow information (note 12)

The accompanying notes are an integral part of these financial statements.

(expressed in Canadian dollars)

1 Going concern

Buffalo Diamonds Ltd. (the company or Buffalo) is in the process of exploring its mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable. To date, the company has not earned significant revenues and is considered to be in the exploration stage.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the amounts shown for exploration properties and deferred costs is dependent upon several factors. These include the discovery of economically recoverable reserves, the ability of the company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from the disposition of the mineral properties. The amounts shown as exploration properties and deferred costs represent net costs to date, and do not necessarily represent present or future values.

At December 31, 2001, the company has a working capital deficiency of $315,703 (2000 - $303,664), and without a source of additional funding is unable to meet its obligations as they fall due. The company has settled some of its debts with shares of the company; however, the company still has a significant working capital deficiency and, accordingly, there is substantial doubt about the ability of the company to continue as a going concern. The company has entered into an agreement with a senior diamond company to explore, at its own cost, and earn an interest in the company's exploration properties in Alberta (note 14(a)). In addition, management is actively pursuing additional funds by way of private placement to meet its reduced level of general and administrative expenditures. While the company has been successful in raising funds in the past, there can be no assurance that it will be able to do so in the future. See also note 14(c).

These financial statements have been prepared on a going concern basis, which assumes the company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. These financial statements do not include the adjustments that would be necessary should the company be unable to continue as a going concern.

2 Significant accounting policies

Generally accepted accounting principles

The company's financial statements are presented in accordance with generally accepted accounting principles (GAAP) applicable in Canada and have been reconciled, as to measurement, to GAAP applicable in the United States as disclosed in note 13.

Fixed assets

Fixed assets comprise office furniture and computer equipment recorded at cost. Depreciation is provided at 20% and 30%, respectively, on a declining-balance basis.

(expressed in Canadian dollars)

Exploration properties and deferred costs

Costs of exploration properties, together with direct exploration expenditures incurred thereon, are deferred. Upon commencement of commercial production, these costs will be amortized. The carrying values of mineral properties are, where necessary, written down to the estimated recoverable amount based on undiscounted estimated future net cash flows. Costs relating to properties abandoned are written off when the decision to abandon is made.

The company regularly reviews the carrying values of its exploration properties by referring to the project economics, including the timing of the exploration work, the work programs, and the exploration results experienced by the company and others. When the carrying value of a property exceeds its estimated net recoverable amount, a provision is made for the decline in value.

Although the company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the company's title. Property title may be subject to unregistered prior agreements, transfers or native land claims and title may be affected by undetected defects.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those reported.

Loss per share

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year. The company has adopted the revised recommendations of the Canadian Institute of Chartered Accountants whereby new rules are applied in the calculation of diluted earnings per share. The revised standard has been applied on a retroactive basis and did not result in any restatement of the company's financial statements. The effect of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted losses per share are the same.

Stock-based compensation

From time to time, the company issues stock options as described in note 5. No compensation expense is recognized when stock options are issued under this plan. Consideration paid on exercise of stock options is credited to capital stock.

(expressed in Canadian dollars)

Income taxes

Income taxes are accounted for using the liability method. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Temporary differences arising on acquisitions result in future income tax liabilities or assets.

3 Exploration properties and deferred costs

	2001 $	2000 $
Chain Lakes, Alberta (a)	579,354	579,354
Calling Lake, Alberta (b)	1,299,252	1,284,329
Varlaam, Alberta (b)	1,158,313	1,126,906
	3,036,919	2,990,589

	2001 $	2000 $
Balance - Beginning of year	2,990,589	2,419,044
Acquisition costs	15,000	25,000
Exploration expenditures		
Assays	-	81
Geology	30,046	198,503
Drilling	-	270,552
Geophysics	-	65,956
Other	1,284	11,453
	31,330	546,545
Balance - End of year	3,036,919	2,990,589

a) The company has an undivided 100% working interest in several mineral exploration permits in the Chain Lake region of Alberta. The company has satisfied minimum expenditure requirements to keep a portion of these properties in good standing until at least various dates in 2003.

(expressed in Canadian dollars)

b) The company also has an undivided 100% working interest in several mineral exploration permits in the Calling Lake region of Alberta.

Pursuant to a letter of agreement dated September 10, 1998, as amended on August 26, 1999, the company has acquired a 50% interest in exploration claims, known as the Varlaam property, located near the Calling Lake property. To exercise the option, the company paid the vendor, New Claymore Resources Inc. (New Claymore) $50,000 by September 30, 1998 and issued 200,000 common shares of the company as follows:

i) 50,000 common shares by December 10, 1998 which shares have been issued (note 4)

ii) 50,000 common shares on the earlier of December 10, 1999 and the date on which the company receives a recommendation by a qualified engineer that a second phase of exploration be conducted on the Varlaam property. These shares were issued during the year ended December 31, 2000 (note 4)

iii) 100,000 common shares on the earlier of December 10, 2000 and the date on which the company receives a recommendation by a qualified engineer that a third phase of exploration be conducted on the Varlaam property. These shares were issued during the year ended December 31, 2001 (note 4).

An additional 50,000 common shares were issued, as consideration for an amendment to the agreement, during the year ended December 31, 1999 (note 4).

The company was also required to incur expenditures on exploration and development of the property of not less than $1,000,000 in aggregate on or before March 17, 2001, of which expenditures of not less than $500,000 were to be incurred on or before March 17, 2000. At December 31, 2001, the company had incurred expenditures, excluding acquisition costs, of $1,018,313 (2000 - $1,001,906), on the Varlaam property, which has satisfied these expenditure requirements.

In February 2002, the company and New Claymore granted an option to BHP Billiton Diamonds Inc. (BHP) to acquire up to a 70% interest in the Calling Lake and Varlaam properties (note 14(a)).

(expressed in Canadian dollars)

4 Capital stock

	Number of shares	Amount $
Issued at January 1, 1999	13,448,200	2,323,827
For exploration properties (note 3(b))	100,000	50,000
Exercise of warrants (note 6)	2,365,000	591,250
Exercise of stock options (note 5)	30,000	3,000
Issued at December 31, 1999	15,943,200	2,968,077
Paid and allotted, but not yet issued (a)	500,000	100,000
Less: Issue costs (a)	-	(25,700)
Balance at December 31, 1999	16,443,200	3,042,377
For exploration properties (note 3(b))	50,000	25,000
Private placement (b)	250,000	50,000
Private placement (c)	2,207,750	441,550
Issue costs	-	(13,230)
Balance at December 31, 2000	18,950,950	3,545,697
For exploration properties (note 3(b))	100,000	15,000
Balance at December 31, 2001	19,050,950	3,560,697

Voluntary contractual pooling restrictions applied to an aggregate of 4,409,795 Buffalo common shares. The pooled shares have all been released as at December 31, 2001.

In connection with acquiring the Chain Lakes and Calling Lake properties, the company entered into a Discovery Bonus Agreement for the issuance of up to 2,000,000 common shares at $0.001 per Discovery Bonus Share, with 1,000,000 common shares to be issued upon discovery of a diamondiferous kimberlite pipe on the company's mineral properties and a further 1,000,000 common shares to be issued upon providing a bankable final feasibility study on a commercial diamondiferous pipe. At December 31, 2001, none of these shares had been issued.

During the year ended December 31, 1999:

a) the company agreed to issue 750,000 units at a price of $0.20 per unit by way of private placement. At December 31, 1999, 500,000 units had been paid and allotted but not issued and related issue costs of $25,700 were recorded.

(expressed in Canadian dollars)

During the year ended December 31, 2000:

b) the company issued all 750,000 units at $0.20 per unit as described in (a) above. Each unit consisted of one common share and one share purchase warrant entitling the purchase of one additional share at a price of $0.20 until February 8, 2001 for 187,500 of the share purchase warrants and until September 1, 2001 for the remaining 562,500 share purchase warrants. The warrants expired unexercised (note 6).

c) the company issued 2,207,750 units at a price of $0.20 per unit by way of private placement. Each unit consisted of one flow-through common share and one share purchase warrant entitling the purchase of one additional flow-through common share at a price of $0.20 until April 25, 2001 for 338,750 of the share purchase warrants and until September 1, 2001 for the remaining 1,869,000 share purchase warrants. The warrants expired unexercised (note 6).

5 Stock options

The company does not have a formal stock option plan. The BC Securities Commission permits the company to provide for stock options up to a maximum of 10% of issued share capital, which may be granted to directors, employees and consultants of the company at a price that is the higher of the previous day's closing price and the average price of the 15 days prior to the granting of the option as quoted on the Canadian Venture Exchange.

At December 31, 2001, the following stock options are outstanding and exercisable:

Number of shares	Exercise price $	Expiry date
822,500	0.21	November 9, 2003
341,778	0.21	December 6, 2004
1,164,278		

(expressed in Canadian dollars)

During the years ended December 31, 2001, 2000 and 1999, the change in stock options outstanding is as follows:

	2001		2000		1999	
	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $
Options outstanding at January 1	1,385,155	0.21	1,591,250	0.21	1,307,500	0.49
Granted	-	-	-	-	468,750	0.21
Exercised	-	-	-	-	(30,000)	0.10
Cancelled	(220,877)	(0.21)	(206,095)	0.21	(155,000)	0.50
Options outstanding and exercisable at December 31	1,164,278	0.21	1,385,155	0.21	1,591,250	0.21

During the year ended December 31, 1999, the exercise price of 1,122,500 stock options of $0.50 per share was reduced to an exercise price of $0.21 per share.

6 Warrants

During the years ended December 31, 2001, 2000 and 1999, the change in share purchase warrants outstanding is as follows:

	2001		2000		1999	
	Warrants outstanding	Weighted average exercise price $	Warrants outstanding	Weighted average exercise price $	Warrants outstanding	Weighted average exercise price $
At January 1			-	-	3,360,000	0.26
Granted	2,957,750	0.20	2,957,750	0.20	-	-
Exercised	-	-	-	-	(2,365,000)	0.25
Expired	(2,957,750)	(0.20)	-	-	(995,000)	0.28
At December 31	-	-	2,957,750	0.20	-	-

The company has also granted the right to purchase 2,000,000 shares pursuant to the Discovery Bonus Agreement, as noted in note 4.

(expressed in Canadian dollars)

7 Income taxes

a) The income taxes shown in the statements of loss and deficit differ from the amounts obtained by applying statutory rates due to the following:

	2001 $	2000 $	1999 $
Statutory tax rate	44.62%	45.62%	45.62%
Loss for the year	(68,549)	(292,802)	(348,770)
Recovery of income taxes based on statutory Canadian combined federal and provincial income tax rates	(30,587)	(131,761)	(156,947)
Losses for which an income tax benefit has not been recognized and other	30,587	131,761	156,947
	-	-	-

b) The company has Canadian non-capital losses of approximately $351,469, the tax effect of which has not been recorded in these financial statements. The losses will expire as follows:

	$
2002	178,576
2003	34,722
2004	47,847
2005	67,621
2006	12,621
2007	8,120
2008	1,962
	351,469

The company also has resource related deductions of approximately $2,574,000, which are available to reduce taxable income in future years. The tax effect of these undeducted losses and resource pools has not been recorded in the financial statements.

(expressed in Canadian dollars)

8 Related party transactions

a) The company incurred the following expenses with directors and a company related by directors in common:

	2001 $	2000 $	1999 $
Consulting fees	-	-	17,500
Legal fees	-	8,293	59,840
Office and rent	-	10,000	60,000

b) As at December 31, 2001, accounts payable and accrued liabilities include $119,336 (2000 - $nil) due to a director and companies related by way of a common director.

c) The employees of the company have received no remuneration for their services and the company has been provided office space free of charge by related companies.

9 Aborted financing costs

On November 28, 2000, the company filed a prospectus with the Alberta, British Columbia and Saskatchewan Securities Commissions offering up to 4,000,000 common shares for $0.15 per share. In February 2001, Yorkton Securities terminated the agency agreement, citing general market conditions as the reason for the termination. The company incurred costs of $109,853, mainly comprising legal, accounting and printing associated with the proposed prospectus, which have been charged to loss in 2000. During the year ended December 31, 2001, an additional $19,315 related costs were identified and recognized.

10 Segmented information

The company operates within a single operating segment, which is mineral exploration in Canada. All income obtained and expenses incurred are from Canadian sources and all fixed assets are located in Canada.

11 Financial instruments

The carrying values of cash and cash equivalents and accounts receivable approximate their fair values due to the short-term nature of these instruments. The company has concluded that it is not practicable to determine the fair value of its accounts payable and accrued liabilities and its payable to shareholders.

(expressed in Canadian dollars)

12 Supplemental cash flow information

During the years ended December 31, 2001, 2000 and 1999, the company conducted non-cash financing and investing activities as follows:

	2001 $	2000 $	1999 $
Non-cash financing activity			
Capital stock issued for exploration property	15,000	25,000	50,000
Non-cash investing activity			
Exploration property acquisition costs	(15,000)	(25,000)	(50,000)

13 The effect of applying accounting principles generally accepted in the United States

The financial statements of the company have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada. Significant measurement differences between GAAP in Canada and the United States that would have an effect on these financial statements are as follows:

	2001 $	2000 $	1999 $
Loss for the year			
Loss for the year - Canadian GAAP	(68,549)	(292,802)	(348,770)
Exploration properties expensed as incurred (a)	(46,330)	(571,545)	(1,202,329)
Loss for the year - U.S. GAAP	(114,879)	(864,347)	(1,551,099)
Loss per share - U.S. GAAP	(0.01)	(0.05)	(0.10)

	2001 $	2000 $
Shareholders' equity		
Shareholders' equity - Canadian GAAP	2,651,206	2,704,755
Cumulative exploration properties expensed as incurred per U.S. GAAP	(3,036,919)	(2,990,589)
Shareholders' (deficiency) equity - U.S. GAAP	(385,713)	(285,834)

(expressed in Canadian dollars)

	2001 $	2000 $
Exploration properties and deferred costs		
Exploration properties and deferred costs per Canadian GAAP	3,036,919	2,990,589
Cumulative exploration properties expensed as incurred per U.S. GAAP	(3,036,919)	(2,990,589)
Exploration properties and deferred costs per U.S. GAAP	-	-

	2001 $	2000 $	1999 $
Cash flows from operating activities			
Per Canadian GAAP	(1,368)	1,776	(499,354)
Exploration properties expensed as incurred	-	(546,545)	(1,152,329)
Per U.S. GAAP	(1,368)	(544,769)	(1,651,683)

	2001 $	2000 $	1999 $
Cash flows from investing activities			
Per Canadian GAAP	-	(547,174)	(1,175,213)
Exploration properties expensed as incurred	-	546,545	1,152,329
Per U.S. GAAP	-	(629)	(22,884)

a) **Exploration properties and deferred costs**

Exploration property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in note 2. For U.S. GAAP purposes, the company expenses, as incurred, the exploration costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent exploration and development costs of the property would be capitalized. The capitalized costs of such properties would then be measured periodically, for recoverability of carrying values under Statement of Financial Accounting Standard (SFAS) 121.

(expressed in Canadian dollars)

b) Stock-based compensation

For U.S. GAAP purposes, the company accounts for stock-based compensation arrangements using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, since stock options are granted at exercise prices that are at or above the quoted market value of the company's common shares at the date of grant, there is no compensation cost to be recognized by the company.

Under U.S. GAAP, when the exercise price of certain stock options is reduced, these options are accounted for as variable from the date of the repricing. Under this method, compensation expense is recognized when the exercise price exceeds the quoted market value of the company's common shares. During the year ended December 31, 2001, no compensation expense has arisen in respect of variable plan options.

c) Recent accounting pronouncements

In July 2001, the FASB issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations subsequent to June 30, 2001 and specifies criteria for recognizing intangible assets acquired in a business combination. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. Intangible assets with definite useful lives will continue to be amortized over their respective estimated useful lives. The company does not expect that the implementation of these guidelines will have a material impact on its financial position or results of operations.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires that asset retirement obligations be recognized when they are incurred, and be capitalized as part of the asset's carrying value and displayed as liabilities. SFAS No. 143 also requires increased disclosure surrounding asset retirement obligations. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The company does not expect that the implementation of these guidelines will have a material impact on its financial position or results of operations.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 requires that long-lived assets be classified as assets either to be held and used, to be disposed of other than by sale, or to be disposed of by sale. It also prescribes various approaches to valuing these types of long-lived assets. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The company does not expect that the implementation of these guidelines will have a material impact on its financial position or results of operations.

(expressed in Canadian dollars)

In November 2001, the Accounting Standards Board of the Canadian Institute of Chartered Accountants issued new Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments". This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It applies to transactions in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments and sets out a fair value based method of accounting which is required for certain, but not all, stock-based transactions. The company is analyzing the impact of Section 3870 and will adopt the Section on January 1, 2002.

14 Subsequent events

a) In February 2002, the company and New Claymore granted BHP an option to acquire up to a 70% interest in their Calling Lake and Varlaam diamond properties Alberta. In order to acquire a 51% interest in the properties. BHP must spend $600,000 on exploration of the properties by August 31, 2003. BHP can earn a further 9% interest by incurring expenditures required to complete a bulk sampling program of not less than 50 tonnes of kimberlite or other diamond bearing host rock type located within the properties by August 31, 2006. BHP can earn a further 10% interest by completing a feasibility study on any kimberlite body or other diamond bearing host rock located within the properties by August 31, 2011. The company and New Claymore have also agreed that their interest in both properties on exercise or termination of the option will be 65% Buffalo and 35% New Claymore.

b) On March 27, 2002, the company, subject to regulatory approval, reached an agreement with various creditors to settle accounts payable totalling $81,834 by the issuance of 818,344 shares of the company at a price of $0.10 per share. These shares were issued April 15, 2002.

c) On May 10, 2002, the company closed a non-brokered private placement of 2,000,000 units at a price of $0.05 per unit to generate proceeds of $100,000. Each unit consists of one common share and one share purchase warrant entitling the purchase of an additional common share of Buffalo at a price of $0.10 per share for a period of one year. The company then settled accounts payable of $104,407 at a gain of $48,929, which will be recognized in 2002.

SCHEDULE B

SUPPLEMENTARY INFORMATION

DEFERRED RESOURCE PROPERTY EXPENDITURES BREAKDOWN FOR THE YEAR ENDED DECEMBER 31, 2001

"See notes to interim financial statements"

EXPENDITURES TO NON-ARMS LENGTH PARTIES FOR THE YEAR ENDED DECEMBER 31, 2001

There were no payments to non-arms length parties during the period.

SECURITIES ISSUED DURING THE YEAR ENDED DECEMBER 31, 2001

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission
April 20, 2001	Common shares	For property	100,000	$0.15	$15,000	Exploration property	Nil

OPTIONS GRANTED DURING THE YEAR ENDED DECEMBER 31, 2001

No options were granted during the year ended December 31, 2001

AUTHORIZED AND ISSUED SHARE CAPITAL AS AT DECEMBER 31, 2001

			Issued	
Class	Par Value	Authorized	Number	Amount
Common	N.P.V.	Unlimited	19,050,950	$3,560,697

OPTIONS AND WARRANTS OUTSTANDING AS AT DECEMBER 31, 2001

Security	Number or Amount	Exercise or convertible price	Expiry Date
Options	822,500	$0.21	November 9, 2003
Options	341,778	$0.21	December 6, 2004

SHARES IN ESCROW OR SUBJECT TO POOLING RESTRICTIONS DECEMBER 31, 2001

	Number of Shares
Escrow	Nil

LIST OF DIRECTORS AS AT MAY 13, 2002

Raymond Haimila	Director, President
James G. Stewart	Director, CFO and Secretary
Douglas Turnbull	Director, V.P. of Exploration
James Bonyai	Director
Dwayne Lashyn	Director

SCHEDULE C

MANAGEMENT DISCUSSION AND ANALYSIS

BUFFALO DIAMONDS LTD.
(the "Company")

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the financial condition, changes in financial condition and results of operations of the Company for the three years ended December 31, 2001 should be read in conjunction with the financial statements of the Company and related notes included therein. The Company's financial statements are in Canadian dollars and are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada and GAAP in the United States. Note 14 of the financial statements of the Company, as well as "Material Differences Between Canadian and U.S. Generally Accepted Accounting Principles", below, sets forth the differences were such information to be presented in accordance with GAAP in the United States.

Operating Results

The Company is in the business of the acquisition and exploration of mineral properties, with the primary aim of developing them to a stage where they can be exploited at a profit. At that stage, the Company's operations would, to some extent, be dependent on the prevailing market prices for any of the minerals produced by such operations. The Company does not currently have any producing properties and its current operations on its various properties are exploratory searches for mineable deposits of minerals. Before, during and after the fiscal year ended December 31, 2001, the Company was primarily engaged in attempting to obtain financing to permit the continued exploration of its Alberta diamond properties.

Fiscal Year Ended December 31, 2001
Compared to Fiscal Year Ended December 31, 2000

During the fiscal year ended December 31, 2001, the Company recorded interest income of $52. During the fiscal year ended December 31, 2000, the Company recorded interest income of $2,569.

Expenses for the fiscal year ended December 31, 2001 were $68,601, down from $295,371 for the fiscal year ended December 31, 2000. This decrease is due to the cessation of active exploration of the Company's Alberta diamond properties. All categories of expenses were reduced for this reason other than interest charges which rose to $6,863 for the fiscal year ended December 31, 2001 from $2,027 as a result of interest accruing on the Company's accounts payable.

The net loss for the fiscal year ended December 31, 2001 was $68,549 or $0.00 per share as compared with a net loss for the fiscal year ended December 31, 2000 of $292,802 or $0.02 per share. The Company also expects to incur a net operating loss for the fiscal year ending December 31, 2002.

Fiscal Year Ended December 31, 2000
Compared to Fiscal Year Ended December 31, 1999

During the fiscal year ended December 31, 2000, the Company recorded interest income of $2,569. During the fiscal year ended December 31, 1999, the Company recorded interest income of $20,103.

Expenses for the fiscal year ended December 31, 2000 were $295,371, down from $368,873 for the fiscal year ended December 31, 1999. This decrease is due to decreased professional fees, office, printing and telephone costs, rent, travel and promotion costs and wages. Professional fees for the fiscal year ended December 31, 2000 decreased to $70,002 from $135,488 for the fiscal year ended December 31, 1999, largely as a result of final accounts rendered in the fiscal year ended December 31, 1999 in respect of the formation of the Company in late 1998 and in respect of registration costs under the *Securities Exchange Act of 1934*. During the fiscal year ended December 31, 2000, rent decreased to $10,000 from $60,000 for the fiscal year ended December 31, 1999 as a result of revised cost sharing arrangements during the fiscal year ended December 31, 2000. Travel and promotion for the fiscal year ended December 31, 2000 decreased to $28,384 from $58,677 for the fiscal year ended December 31, 1999, largely as a result of reduced promotion activity. Wages decreased to $34,317 for the fiscal year ended December 31, 2000 from $49,137 for the fiscal year ended December 31, 1999 as a result of revised cost sharing arrangements during the fiscal year ended December 31, 2000.

Fiscal Year Ended December 31, 1999
Compared to Fiscal Year Ended December 31, 1998

In the fiscal year ended December 31, 1999 the Company recorded interest income of $20,013 compared to interest income of $14,444 in the fiscal year ended December 31, 1998.

Expenses for the fiscal year ended December 31, 1999 were $368,873, up from $304,369 for the fiscal year ended December 31, 1998 due principally to increased costs in most categories attributable to the Company's conversion from a private company at the end of the fiscal year ended December 31, 1998. The exception to the general increase in general and administrative costs was professional fees which decreased significantly to $135,488 for the fiscal year ended December 31, 1999 from $215,516 for the fiscal year ended December 31, 1998 due primarily to the completion of various corporate reorganizations of the predecessor companies of the Company undertaken in the fiscal year ended December 31, 1998. Depreciation increased to $9,592 during the fiscal year ended December 31, 1999 from $241 during the fiscal year ended December 31, 1998 due primarily to the acquisition of computer equipment and furniture by the Company. Filing fees rose to $9,740 during the fiscal year ended December 31, 1999 from $2,865 during the fiscal year ended December 31, 1998 due primarily to the listing fee charged by the Canadian Dealing Network for the quotation of the Company's common shares. Rent increased to $60,000 during the fiscal year ended December 31, 1999 from $20,000 during the fiscal year ended December 31, 1998 as the Company did not occupy its current premises for a full year during the fiscal year ended December 31, 1998. Transfer fees increased to $15,396 during the fiscal year ended December 31, 1999 from $1,813 during the fiscal year ended December 31, 1998 due to the Company's conversion from a private company at the end of the fiscal year ended December 31, 1998. Wages increased to $49,137 during the fiscal year ended December 31, 1999 from $19,247 during the fiscal year ended December 31, 1998 due primarily to an increase in administrative staff needed as a result of the Company's conversion from a private company at the end of the fiscal year ended December 31, 1998.

The net loss for the fiscal year ended December 31, 1999 was $348,770 or $0.02 per share as compared with a net loss for the fiscal year ended December 31, 1998 of $277,762 or $0.04 per share.

Liquidity and Capital Resources

In management's view, given the nature of the Company's activities, which consist of the acquisition, and exploration of mineral properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources. The Company does not currently own or have an interest in any mineral producing properties and has not derived any revenues from the sale of minerals in the last three financial years.

The most significant contribution to working capital in the years ended December 31, 2000 and December 31, 1999 was provided by the sale of share capital. There was no contribution to working capital in the year ended December 31, 2001.

While the Company and its predecessors have been successful in raising the necessary funds to finance its exploration activities to date, there can be no assurance that it will be able to continue to do so. If such funds are not available or cannot be obtained and its joint venture arrangements are insufficient to cover the costs of the Company's mineral exploration activities, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained. The Company presently has a significant working capital deficiency and, with a source of additional funding is unable to meet its obligations as they fall due. Accordingly, there is substantial doubt about its ability to continue as a going concern.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company's liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Company's liquidity will be substantially determined by the success or failure of its exploration programs on its Alberta diamond properties.

December 31, 2001 Compared to December 31, 2000

At December 31, 2001, the Company's current assets totalled $31,615 compared to $27,272 at December 31, 2000. The increase is attributable to increased accounts receivable. During the same period, total liabilities increased to $435,424 from $337,208, due primarily to the accrual of general and administrative expenses. For the same reason, the Company had a working capital deficiency of $315,703 at December 31, 2001 as compared with working capital of $303,664 at December 31, 2000. The Company had long-term debt of $6,272 at both December 31, 2001 and December 31, 2000 as a result of loans due to shareholders. The Company's loan obligations to shareholders have, in the past, been repaid from funds raised through share issuances, the primary purpose of which have nonetheless been for exploration funding rather than debt repayment. The Company has no plans to issue debt in the future.

At December 31, 2001, the Company had total assets of $3,086,630 as compared with $3,041,963 at December 31, 2000. This increase is due principally to investment in its Alberta diamond properties.

Share capital as at December 31, 2001 was $3,560,697, up from $3,545,697 as at December 31, 2000 due to the issuance of share capital. During the fiscal year ended December 31, 2001, the Company issued 100,000 common shares pursuant to the acquisition of its interest in the Varlaam property.

The Company's largest cash outflow in the fiscal year ended December 31, 2001 was general and administrative expenses of $68,601. The Company's largest cash outflow in the fiscal year ended December 31, 2000 was expenditures resulting from its investment in mineral properties, namely its Alberta diamond properties, of $546,545. The amount of exploration costs incurred by the Company fluctuates based on the scope of any exploration program the Company carries out during a specific period and cash available.

December 31, 2000 Compared to December 31, 1999

At December 31, 2000, the Company's current assets totalled $27,272 compared to $190,159 at December 31, 1999. The decrease is primarily attributable to general and administrative expenses and expenditures resulting from its investment in its Alberta diamond properties. During the same period, total liabilities increased to $337,208 from $146,564, due primarily to the costs associated with a public offering that did not proceed and costs incurred by the Company in anticipation of the completion of such offering. As a result of these same factors, the Company had a working capital deficiency of $303,664 at December 31, 2000 as compared with working capital of $49,867 at December 31, 1999. The Company had long-term debt of $6,272 at both December 31, 2000 and December 31, 1999 as a result of loans due to shareholders. The Company's loan obligations to shareholders have, in the past, been repaid from funds raised through share issuances, the primary purpose of which have nonetheless been for exploration funding rather than debt repayment. The Company has no plans to issue debt in the future.

At December 31, 2000, the Company had total assets of $3,041,963 as compared with $2,640,801 at December 31, 1999. This increase is due principally to investment in its Alberta diamond properties.

Share capital as at December 31, 2000 was $3,545,697, up from $3,042,377 as at December 31, 1999 due to the issuance of share capital. During the fiscal year ended December 31, 2000, the Company issued 2,957,750 units pursuant to private placements to generate gross proceeds of $591,550. Each unit was comprised of one common share of the Company and one share purchase warrant, each such warrant entitling the holder to purchase one additional common share of the Company at a price of $0.20 per share until February 8, 2001 as to 187,500 warrants, April 25, 2001 as to 338,750 warrants (all of which expired unexercised) and September 1, 2001 as to the balance of 2,431,500 warrants.

The Company's largest cash outflow in the fiscal years ended December 31, 2000 and December 31, 1999 was expenditures resulting from its investment in mineral properties, namely its Alberta diamond properties. During the fiscal year ended December 31, 2000, the Company incurred property expenditures of $546,545, compared to $1,152,329 during the fiscal year ended December 31, 1999. The amount of exploration costs incurred by the Company fluctuates based on the scope of any exploration program the Company carries out during a specific period and cash available.

December 31, 1999 Compared to December 31, 1998

At December 31, 1999, the Company's current assets totalled $190,159 compared to $1,180,487 at December 31, 1998. The decrease is primarily attributable to its investment in mineral properties, namely its Alberta diamond properties. During the same period, current liabilities decreased to $140,292 from $284,779. As a result of these same factors, working capital was $49,867 at December 31, 1998 as compared with working capital of $895,708 at December 31, 1998. As at December 31, 1999 and December 31, 1998, the Company had long-term debt of $6,272 as a result of loans due to shareholders. The Company's loan obligations to shareholders are being repaid from funds raised through share issuances, the primary purpose of which have nonetheless been for exploration funding rather than debt repayment. The Company has no plans to issue debt in the future.

At December 31, 1999, the Company had total assets of $2,640,801 as compared with $2,415,508 at December 31, 1998. This increase is due principally to the sale of share capital which offset operating and general and administrative expenses.

Share capital as at December 31, 1999 was $3,042,377, up from $2,323,827 as at December 31, 1998 due to the issuance of share capital. During the fiscal year ended December 31, 1999, the Company issued 100,000 common shares at a deemed price of $0.50 per share pursuant to a property option agreement for deemed proceeds of $50,000, 2,365,000 common shares at a price of $0.25 per share pursuant to the exercise of share purchase warrants to generate proceeds of $591,250 and 30,000 common shares at a price of $0.10 per share to generate proceeds of $3,000. In December 1999, the Company announced a private placement of 750,000 units at a price of $0.20 per unit, each unit consisting of one share and one non-transferable share purchase warrant entitling the purchase of one additional share of the Company for a period of one year at a price of $0.20 per share. As at December 31, 1999, 500,000 units had been paid for and allotted but not issued. The placement closed as to 187,500 units in February 2000, subsequent to the end of the fiscal year ended December 31, 1999. The balance of the placement (562,500 units) was subscribed for by insiders of the Company and did not close until September 2000 following receipt of disinterested shareholder approval in respect of such subscriptions.

The Company's largest cash outflow in the fiscal years ended December 31, 1999 and December 31, 1998 was expenditures resulting from its investment in mineral properties, namely its Alberta diamond properties. During the fiscal year ended December 31, 1999, the Company incurred property expenditures of $1,152,329, compared to $1,153,103 during the fiscal year ended December 31, 1998. The amount of exploration costs incurred by the Company fluctuates based on the amount of exploration the Company is required to carry out during a specific period.

Material Differences between Canadian and U.S. Generally Accepted Accounting Principles

The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada (Canadian GAAP) which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The significant measurement differences between Canadian and U.S. GAAP, which affect the Company's financial statements, are described below:

Under U.S. GAAP, deferred exploration costs are written off as incurred. Had the Company presented its financial statements in accordance with U.S. GAAP, its losses for the fiscal years ended December 31, 2001, 2000 and 1999 would have been increased by $46,330, $571,545 and $1,202,329, respectively.

For financial statement purposes, the Company follows the recommendation of Accounting Principles Board Opinion (APB) 25 in accounting for stock options.

BY ORDER OF THE BOARD OF DIRECTORS OF
BUFFALO DIAMONDS LTD.

Raymond Haimila
President

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

Meeting the Form Requirements

BC Form 51-901 consists of three parts: Instructions to Schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901. A cover page to the schedules titled BC Form 51-901 that includes the issuer details and certificate is all that is required to meet the BC Form 51-901 requirements. The form of certificate should be amended so as to refer to one or more of the three schedules required to complete the report.

ISSUER DETAILS NAME OF ISSUER			FOR QUARTER ENDED	DATE OF REPORT Y / M / D
BUFFALO DIAMONDS LTD.			**2002/03/31**	**2002/05/30**
ISSUER ADDRESS #2000 – 1055 West Hastings Street				
CITY Vancouver,	PROVINCE B.C.	POSTAL CODE V6E 2E9	ISSUER FAX No. (604)331-8773	ISSUER PHONE No. (604) 331-8772
CONTACT PERSON James G. Stewart		CONTACT'S POSITION Secretary		CONTACT PHONE No. (604) 331-8772
CONTACT EMAIL ADDRESS Jstewart@mine-tech.com		WEB SITE ADDRESS www.buffalodiamonds.com		

CERTIFICATE
The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y / M / D
[signature]	Douglas Turnbull	2002/05/30
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y / M / D
[signature]	James G. Stewart	2002/05/30

FIN 51-901F Rev 2001/3/20

Buffalo Diamonds Ltd.

Suite 2000 – 1055 West Hastings Street
Vancouver, B.C. Canada V6E 2E9
Phone: (604) 331-8772 Fax: (604) 331-8773

FINANCIAL STATEMENTS

Three months ended March 31, 2002

(Unaudited - prepared by Management)

Buffalo Diamonds Ltd.
(an exploration stage company)

Balance Sheets

As at (expressed in Canadian dollars, unaudited)

	March 31, 2002	Dec. 31 2001
ASSETS		
Current assets		
Cash and cash equivalents	$ 13	$ 556
Accounts receivable	26,985	27,202
Prepaid expense	3,857	3,857
	30,855	31,615
Fixed assets	16,999	18,096
Exploration properties and deferred costs	3,037,012	3,036,919
	$ 3,084,866	$ 3,086,630
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 350,439	$ 347,318
Accounts payable to be settled with capital stock	81,834	81,834
Amounts due to shareholders	6,272	6,272
	438,545	435,424
Shareholders' Equity:		
Capital stock		
Authorized		
Unlimited common shares without par value		
Issued		
19,050,950 common shares	3,560,697	3,560,697
Deficit	(914,376)	(909,491)
	2,646,321	2,651,206
	$ 3,084,866	$ 3,086,630

Going Concern (note 1)

Approved by the Directors

_______________ Director _______________ Director

Buffalo Diamonds Ltd.
(an exploration stage company)

Statements of Loss and Deficit

For the periods ended (expressed in Canadian dollars, unaudited)

	Three Months Ended March 31, 2002	Three Months Ended March 31, 2001
General and administrative expenses		
Aborted financing costs	$ -	$ 19,316
Depreciation	1,097	1,481
Filing fees	2,685	1,535
Interest and bank charges	24	6,419
Office, printing and telephone	288	1,451
Professional fees	-	3,544
Rent	-	-
Shareholder information	-	-
Transfer fees	792	725
Travel and promotion	-	497
	4,886	34,968
Other		
Interest income	1	16
Loss for the period	(4,885)	(34,952)
Deficit – Beginning of period	(909,491)	(840,942)
Deficit – End of period	$ (914,376)	$ (875,894)
Loss per share	$ 0.00	$ 0.00

Buffalo Diamonds Ltd.
(an exploration stage company)

Statements of Cash Flows

For the periods ended (expressed in Canadian dollars, unaudited)

	Three Months Ended March 31, 2002	Three Months Ended March 31, 2001
Cash flows from operating activities:		
Loss for the period	$ (4,885)	$ (34,952)
Items not affecting cash		
Depreciation	1,097	1,481
	(3,788)	(33,471)
Change in non-cash working capital items relating to operating activities		
Net decrease (increase) in accounts receivable	217	(10,239)
Net increase (decrease) in accounts payable and accrued liabilities	3,121	42,070
	3,338	31,831
	(450)	(1,640)
Cash flows from financing activities:		
Proceeds from issuance of capital stock	-	-
Cash flows from investing activity:		
Expenditures on exploration properties	(93)	-
Decrease in cash and cash equivalents	(543)	(1,640)
Cash and cash equivalents – Beginning of period	556	1,924
Cash and cash equivalents – End of period	$ 13	$ 284

1. Going Concern

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the amounts shown for exploration properties and deferred cost is dependent upon several factors. These include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development of these properties, and future profitable production or proceeds from the disposition of the mineral properties. The amounts shown as exploration properties and deferred exploration costs represent net costs to date, and do not necessarily represent present or future values.

At March 31, 2002, the Company has a working capital deficiency of $319,584, and without a source of additional funding is unable to meet its obligations as they fall due. The Company has settled some of its debts with shares of the Company; however, the Company still has a significant working capital deficiency and, accordingly, there is substantial doubt about the ability of the Company to continue as a going concern. The Company has entered into an agreement with a senior diamond company to explore, at its own cost, and earn an interest in the Company's exploration properties in Alberta. In addition, management is actively pursuing additional funds by way of private placement to meets its reduced level of general and administrative expenditures. While the Company has been successful in raising funds in the past, there can be no assurance that it will be able to do so in the future.

These financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. These financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

2. Interim Unaudited Financial Statements

These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the financial statements for the year ended December 31, 2001.

3. Significant Accounting Policies

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements of the company.

4. Exploration properties and deferred costs

	Varlaam, Alberta	Chain Lakes, Alberta	Calling Lake, Alberta	TOTALS
Balance, December 31, 2001	$1,158,313	$579,354	$1,299,252	$3,036,919
Other	93	-	-	93
Balance, March 31, 2002	$1,158,406	$579,354	$1,299,252	$3,037,012

In February 2002, the Company and New Claymore granted BHP an option to acquire up to a 70% interest in their Calling Lake and Varlaam diamond properties Alberta. In order to acquire a 51% interest in the properties, BHP must spend $600,000 on exploration of the properties by August 31, 2003. BHP can earn a further 9% interest by incurring expenditures required to complete a bulk sampling program of not less than 50 tonnes of kimberlite or other diamond bearing host rock type located within the properties by August 31, 2006. BHP can earn a further 10% interest by completing a feasibility study on any kimberlite body or other diamond bearing host rock located within the properties by August 31, 2011. The Company and New Claymore have also agreed that their interest in both properties on exercise or termination of the option will be 65% Buffalo and 35% New Claymore.

5. Capital Stock

The Company's authorized share capital consists of unlimited common shares without par value.

	Number of Shares	Amount
Balance, December 31, 2001 and March 31, 2002	19,050,950	$3,560,697

6. Segmented Information

The Company operates within a single operating segment, which is mineral exploration in Canada. All income obtained and expenses incurred are from Canadian sources and all fixed assets are located in Canada.

7. Subsequent Events

a) On March 27, 2002, the Company, subject to regulatory approval, reached an agreement with various creditors to settle accounts payable totalling $81,834 by the issuance of 818,344 shares of the Company at a price of $0.10 per share. These shares were issued April 15, 2002.

b) On May 10, 2002, the Company closed a non-brokered private placement of 2,000,000 units at a price of $0.05 per unit to generate proceeds of $100,000. Each unit consists of one common share and one share purchase warrant entitling the purchase of an additional common share of Buffalo at a price of $0.10 per share for a period of one year. The Company then settled accounts payable of $104,407 at a gain of $48,929, which will be recognized in the second quarter of 2002.

SCHEDULE B

SUPPLEMENTARY INFORMATION

DEFERRED RESOURCE PROPERTY EXPENDITURES BREAKDOWN FOR THE THREE MONTHS ENDED MARCH 31, 2002

"See notes to interim financial statements."

EXPENDITURES TO NON-ARMS LENGTH PARTIES FOR THE THREE MONTHS ENDED MARCH 31, 2002

There were no payments to non-arms length parties during the period.

SECURITIES ISSUED DURING THE THREE MONTHS ENDED MARCH 31, 2002

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission
Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

There were no securities issued during the three months ended March 31, 2002.

OPTIONS GRANTED DURING THE THREE MONTHS ENDED MARCH 31, 2002

No options were granted during the three months ended March 31, 2002.

AUTHORIZED AND ISSUED SHARE CAPITAL AS AT MARCH 31, 2002

			Issued	
Class	Par Value	Authorized	Number	Amount
Common	N.P.V.	Unlimited	19,050,950	$3,560,697

OPTIONS AND WARRANTS OUTSTANDING AS AT MARCH 31, 2002

Security	Number or Amount	Exercise or convertible price	Expiry Date
Options	822,500	$0.21	November 9, 2003
Options	341,778	$0.21	December 6, 2004

SHARES IN ESCROW OR SUBJECT TO POOLING RESTRICTIONS MARCH 31, 2002

	Number of Shares
Escrow	Nil

LIST OF DIRECTORS AS AT MAY 30, 2002

Raymond Haimila	Director, President
James G. Stewart	Director, CFO and Secretary
Douglas Turnbull	Director, V.P. of Exploration
Dwayne Lashyn	Director
James Bonyai	Director

SCHEDULE C

MANAGEMENT DISCUSSIONS

BUFFALO DIAMONDS LTD.

(the "Company")

MANAGEMENT DISCUSSION FOR
THE QUARTER ENDED MARCH 31, 2002

The Company is in the business of the acquisition, exploration, exploration management and sale of mineral properties, with the primary aim of developing them to a stage where they can be exploited at a profit. At that stage, the Company's operations would, to some extent, be dependent on the prevailing market prices for any of the minerals produced by such operations. The Company does not currently have any producing properties and its current operations on its various properties are exploratory searches for mineable deposits of minerals. Before, during and after the quarter ended March 31, 2002, the Company was primarily engaged in the continued exploration of its Alberta diamond properties.

OPERATIONS AND FINANCIAL CONDITION

At March 31, 2002, the Company had total assets of $3,084,866 as compared with $3,086,630 at December 31, 2001. This increase is due to an decrease of cash and accounts receivable. The Company's working capital deficit at March 31, 2002 increased to $319,584 from a working capital deficit of $315,703 at December 31, 2001. The Company's largest cash outflow in the three month period ended March 31, 2002 was as a result of general and administrative expenses of $4,886. During the three month period ended March 31, 2001, the Company's largest cash outflow resulted from general and administrative expenditures of $34,968.

Expenses for the three month period ended March 31, 2002 were $4,886, down from $34,968 for the three month period ended March 31, 2001 due principally to the reduced business activity of the Company. The largest expense item for the three month period ended March 31, 2002 was filing fees of $2,685.

During the three month period ended March 31, 2002, the Company did not make any payments to parties not at arm's length to the Company.

The net loss for the three month period ended March 31, 2002 was $4,885 or $0.00 per share as compared with a net loss for the three month period ended March 31, 2001 of $34,952 or $0.00 per share.

CAPITAL STOCK

During the period, the Company did not issue any securities.

LIQUIDITY AND CAPITAL RESOURCES

The Company's exploration activities have been funded through the sale of share capital and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations. There is no assurance that such financing can be obtained by the Company and the failure to obtain such financing will result in the curtailment of exploration activities until such financing is obtained. The Company may require additional financing during the upcoming fiscal year to maintain its previous pace of exploration. Other than as discussed herein, the Company is not aware of any trends, demands, commitments, event or uncertainties that may result in its liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Company's liquidity will be substantially determined by the success or failure of its exploration programs on its Alberta diamond properties.

INVESTOR RELATIONS ACTIVITIES

The Company handles investor relations activities internally by assigning various duties to officers, directors and employees. These duties consist primarily of responding to enquiries from the Company's shareholders and the public, distribution of news and information about the Company and other developments in the resource industry, preparation for and attendance at industry conferences, maintenance of web sites on the Internet, increasing the Company's shareholder base and assisting in raising any capital which the Company might require.

SUBSEQUENT EVENTS

On March 27, 2002, the Company, subject to regulatory approval, reached an agreement with various creditors to settle accounts payable totaling $81,834 by the issuance of 818,344 shares of the Company at a price of $0.10 per share. These shares were issued April 15, 2002.

On May 10, 2002, the Company closed a non-brokered private placement of 2,000,000 units at a price of $0.05 per unit to generate proceeds of $100,000. Each unit consists of one common share and one share purchase warrant entitling the purchase of an additional common share of Buffalo at a price of $0.10 per share for a period of one year. The Company then settled accounts payable of $104,407 at a gain of $48,929, which will be recognized in the second quarter of 2002.